UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05

(represented by American Depositary Shares)

(Title of Class of Securities)

925050106

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106	13D	Page 2 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Growth Equity Opportunities 17, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 925050106	13D	Page 3 of 30 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 925050106	13D	Page 4 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 925050106	13D	Page 5 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 925050106	13D	Page 6 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Growth Equity Opportunities Fund IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 925050106	13D	Page 7 of 30 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 925050106	13D	Page 8 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 925050106	13D	Page 9 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 925050106	13D	Page 10 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 11 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 34,920,632 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 34,920,632 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,920,632 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 12 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 34,920,632 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 34,920,632 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,920,632 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 13 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 14 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 15 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 34,920,632 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 34,920,632 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,920,632 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 16 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 44,678,025 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 44,678,025 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,678,025 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 17 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 34,920,632 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 34,920,632 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,920,632 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 18 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 34,920,632 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 34,920,632 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,920,632 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 925050106	13D	Page 19 of 30 Pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed on May 9, 2017 (the “Schedule 13D”), Amendment No. 1 filed on August 3, 2020 (“Amendment No. 1”), and Amendment No. 2 filed on September 7, 2022 (“Amendment No. 2”), relating to the ordinary shares, nominal value £0.05 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADS”), with each ADS representing eight Ordinary Shares, of Verona Pharma plc (the “Issuer”).

This Amendment No. 3 is being filed to correct the beneficial ownership of Ordinary Shares of the Issuer held by the GEO Entities and the Dual Managers to reflect the expiration of the GEO 15 Warrant Shares which were inadvertently included in Amendment No. 2.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D, Amendment No. 1, and Amendment No. 2 relating to the Ordinary Shares, including Ordinary Shares represented by ADS, of the Issuer having its principal executive office at 3 More London Riverside, London SE1 2RE, United Kingdom.

Certain terms used but not defined herein in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities Fund IV, LLC (“GEO 15”), Growth Equity Opportunities 17, LLC (“GEO 17” and, together with GEO 15, the “GEO Entities”);

(b) New Enterprise Associates 15, L.P. (“NEA 15”), which is the sole member of GEO 15, New Enterprise Associates 17, L.P. (“NEA 17” and, together with NEA 15, the “Funds”), which is the sole member of GEO 17; NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15, NEA Partners 17, L.P. (“NEA Partners 17” and, together with NEA Partners 15, the “GPLPs”), which is the sole general partner of NEA 17; and NEA 15 GP, LLC (“NEA 15 LLC”), which is the sole general partner of NEA Partners 15, and NEA 17 GP, LLC (“NEA 17 LLC,” and together with NEA 15 LLC, the “GP LLCs” and, collectively with the GPLPs, the “Control Entities”), which is the sole general partner of NEA Partners 17; and

(c) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”), and Liza Landsman (“Landsman”) and Peter W. Sonsini (“Sonsini”).

Baskett, Florence, Makhzoumi and Sandell (the “Dual Managers”) are managers of the GP LLCs. Behbahani, Chang, Mathers, Walker and Yang are managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each GEO Entity, each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

CUSIP No. 925050106	13D	Page 20 of 30 Pages

The principal business of the GEO Entities and the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds, the GEO Entities and a number of affiliated partnerships with similar businesses. The principal business of each of Behbahani, Chang, Mathers, Walker and Yang is to manage NEA 17 LLC, NEA Partners 17, NEA 17, GEO 17 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The GEO Entities and GP LLCs are limited liability companies organized under the laws of the State of Delaware. The Funds and the GPLPs are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

GEO 15 is the record owner of the GEO 15 Shares. For purposes of this Amendment No. 3, the GEO 15 Shares do not include the GEO 15 Warrant Shares. On April 26, 2022, the right of GEO 15 to exercise the GEO 15 Warrant Shares expired by the terms of the applicable warrants and such right was not exercised by GEO 15, in whole or in part, prior to such expiration. As the sole member of GEO 15, NEA 15 may be deemed to own beneficially the GEO 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the GEO 15 Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the GEO 15 Shares. GEO 17 is the record owner of the GEO 17 Shares. As the sole member of GEO 17, NEA 17 may be deemed to own beneficially the GEO 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the GEO 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the GEO 17 Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the GEO Entities may be deemed to share the power to direct the disposition and vote of the GEO Shares. As sole members of the GEO Entities, each of the Funds may also be deemed to beneficially own the GEO Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may also be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may also be deemed to own beneficially the GEO Shares.

As individual managers of NEA 15 LLC and NEA 17 LLC, each of the Dual Managers may be deemed to own beneficially all of the GEO Shares. As managers of NEA 17 LLC, each of Behbahani, Chang, Mathers, Walker and Yang may be deemed to own beneficially the GEO 17 Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

CUSIP No. 925050106	13D	Page 21 of 30 Pages

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 649,881,246 Ordinary Shares reported by the Issuer to be outstanding as of August 2, 2024, on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Ordinary Shares during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)

Landsman has ceased to beneficially own five percent (5%) or more of the Issuer’s Ordinary Shares as a result of ceasing to be a manager of NEA 17 LLC. Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Ordinary Shares as a result of ceasing to be a manager of the GP LLCs.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 925050106	13D	Page 22 of 30 Pages

SIGNATURE

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 28th day of August, 2024.

GROWTH EQUITY OPPORTUNITIES 17, LLC

By:	NEW ENTERPRISE ASSOCIATES 17, L.P. Sole Member

By:	NEA PARTNERS 17, L.P.

General Partner

By:	NEA 17 GP, LLC

General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

CUSIP No. 925050106	13D	Page 23 of 30 Pages

NEA 17 GP, LLC

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By:	NEA PARTNERS 15, L.P.

General Partner

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

CUSIP No. 925050106	13D	Page 24 of 30 Pages

NEA 15 GP, LLC

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

                        *

Forest Baskett

                        *

Ali Behbahani

                        *

Carmen Chang

                        *

Anthony A. Florence, Jr.

                        *

Liza Landsman

                        *

Mohamad H. Makhzoumi

                        *

Edward T. Mathers

                        *

Scott D. Sandell

                        *

Peter W. Sonsini

                        *

Paul Walker

                        *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2 and Exhibit 3.

CUSIP No. 925050106	13D	Page 25 of 30 Pages

EXHIBIT 1

AGREEMENT

 Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Verona Pharma plc.

EXECUTED this 28th day of August, 2024

GROWTH EQUITY OPPORTUNITIES 17, LLC

By:	NEW ENTERPRISE ASSOCIATES 17, L.P. Sole Member

By:	NEA PARTNERS 17, L.P.

General Partner

By:	NEA 17 GP, LLC

General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

CUSIP No. 925050106	13D	Page 26 of 30 Pages

NEA 17 GP, LLC

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By:	NEA PARTNERS 15, L.P.

General Partner

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

CUSIP No. 925050106	13D	Page 27 of 30 Pages

NEA 15 GP, LLC

By:	*
Anthony A. Florence, Jr. Managing Partner and Co-Chief Executive Officer

By:	*
Mohamad Makhzoumi Managing Partner and Co-Chief Executive Officer

                        *

Forest Baskett

                        *

Ali Behbahani

                        *

Carmen Chang

                        *

Anthony A. Florence, Jr.

                        *

Liza Landsman

                        *

Mohamad H. Makhzoumi

                        *

Edward T. Mathers

                        *

Scott D. Sandell

                        *

Peter W. Sonsini

                        *

Paul Walker

                        *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached hereto as Exhibit 2 and Exhibit 3.

CUSIP No. 925050106	13D	Page 28 of 30 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 925050106	13D	Page 29 of 30 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang

CUSIP No. 925050106	13D	Page 30 of 30 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of May, 2024.

/s/ Liza Landsman
Liza Landsman